Exhibit 99.4

AssemblÉes gÉnÉrales ordinaire et extraordinaire des Actionnaires 30 mai 2024	ordinary and extraordinary general shareholders’ meetings 30 May 2024

Procuration	Proxy

Cette procuration doit être utilisée par les titulaires de titres de MDxHealth SA (la “Société”) qui désirent être représentés par un mandataire spécial aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le jeudi 30 mai 2024 à 15h00 (heure belge). Nonobstant ce qui précède, les titulaires d’Actions Américaines (telles que définies ci-dessous) qui souhaitent désigner un mandataire sont vivement encouragés à utiliser la carte de procuration américaine (U.S. proxy card) qui leur a été fournie et à suivre les instructions qui l’accompagnent.	This proxy should be used by holders of securities of MDxHealth SA (the “Company”) who want to be represented by a proxy holder at the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday, 30 May 2024, at 3:00 p.m. (Belgian time). Notwithstanding the above, holders of U.S. Shares (as defined below) who want to appoint a proxy are strongly encouraged to use the U.S. proxy card provided to them and according to the accompanying instructions.

Les actions de la Société se composent : (a) d’actions inscrites dans la composante du registre des actions de la Société qui est tenue en Belgique et qui est maintenue par Euroclear Belgium (le “Registre Belge des Actions” et, les actions reflétées dans le Registre Belge des Actions, les “Actions Européennes”), et qui ne peuvent pas être négociées sur le Nasdaq tant qu’elles n’ont pas été repositionnées en Actions Américaines (telles que définies ci-dessous), et (b) d’actions inscrites directement ou indirectement dans la composante du registre des actions de la Société tenue aux États-Unis et qui est maintenue par Computershare (le “Registre Américain des Actions” et, les actions figurant dans le Registre Américain des Actions, les “Actions Américaines”), et qui peuvent être négociées sur le Nasdaq.	The Company’s shares are comprised of: (a) shares that are reflected in the component of the Company’s share register that is held in Belgium and which is managed by Euroclear Belgium (the “Belgian Share Register” and, the shares reflected in the Belgian Share Register, the “European Shares”), and that cannot be traded on Nasdaq until they have been repositioned into U.S. Shares (as defined below), and (b) shares that are reflected directly or indirectly in the component of the Company’s share register that is held in the United States and which is managed by Computershare (the “U.S. Share Register” and, the shares reflected in the U.S. Share Register, the “U.S. Shares”), and that can be traded on Nasdaq.

Cette procuration ne constitue pas une sollicitation publique de procuration au sens des article 7:145 du Code des sociétés et des associations.	This proxy does not constitute a proxy solicitation in the sense of article 7:145 of the Belgian Companies and Associations Code.

La procuration doit être signée de façon écrite ou électroniquement.	The proxy must be signed in writing or electronically.

La procuration signée et complétée doit parvenir à la Société au plus tard le deuxième jour ouvrable qui précède les assemblées générales ordinaire et extraordinaire des actionnaires, soit le, ou avant le, mardi 28 mai 2024 (la “Date limite de Notification”) au plus tard. Jusqu’à cette date, les procurations peuvent être envoyées à l’adresse suivante :	The signed and completed proxy must reach the Company at the latest on the second business day prior to the ordinary and extraordinary general shareholders’ meetings, i.e. on or before Tuesday, 28 May 2024 (the “Notification Deadline”) at the latest. Until the Notification Deadline, proxies can be sent to the following address:

MDxHealth SA A l’attention de M. Ron Kalfus Secrétaire de la Société CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz 31, 4040 Herstal Belgique	MDxHealth SA Attention Mr. Ron Kalfus Company Secretary CAP Business Center Zone Industrielle des Hauts-Sarts Rue d’Abhooz, 31 4040 Herstal, Belgium

ou par courrier électronique à :	or by e-mail to:
agsm@mdxhealth.com	agsm@mdxhealth.com

Les titulaires de titres de la Société qui désirent être représentés par procuration doivent aussi s’enregistrer aux assemblées générales ordinaire et extraordinaire des actionnaires, tel que décrit dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires d’Actions Européennes dématérialisés doivent joindre à ce formulaire un certificat délivré par le teneur de compte agréé ou le dépositaire central de titres pour les actions concernées, confirmant le nombre d’Actions Européennes dématérialisées ayant été enregistrés à leur nom à la date d’enregistrement (soit le vendredi 24 mai 2024, à minuit (00h00, heure belge)) (la “Date d’Enregistrement”) et avec lesquelles ils veulent participer aux assemblées générales ordinaire et extraordinaire des actionnaires. Les titulaires d’Actions Américaines inscrites indirectement dans le Registre Américain des Actions, par l’intermédiaire de CEDE & Co, le détenteur désigné des Actions Américaines détenues pour les bénéficiaires effectifs via le système DTCC, doivent joindre au présent formulaire un certificat d’un courtier, d’une institution financière ou d’un autre intermédiaire confirmant leur propriété des Actions Américaines à la Date d’Enregistrement, avec lesquelles ils souhaitent participer aux assemblées générales ordinaires et extraordinaires des actionnaires.	Holders of securities of the Company who wish to be represented by proxy must also register for the ordinary and extraordinary general shareholders’ meetings, as described in the notice convening the ordinary and extraordinary general shareholders’ meetings. Holders of dematerialised European Shares must attach to the present form a certificate issued by the certified account holder or the central securities depositary for the shares concerned, confirming the number of dematerialised European Shares that have been registered in their name on the registration date (i.e., Friday, 24 May 2024, at midnight (12:00 a.m., Belgian time)) (the “Registration Date”), with which they want to participate to the ordinary and extraordinary general shareholders’ meetings. Holders of U.S. Shares reflected indirectly in the U.S. Share Register, through CEDE & Co., the nominee holder of the U.S. Shares held for the beneficial owners through the DTCC system, must attach to the present form a certificate from a broker, financial institution or other intermediary confirming their ownership of U.S. Shares on the Registration Date, with which they want to participate to the ordinary and extraordinary general shareholders’ meetings.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	1/18

La Société recommande d’utiliser le courrier électronique pour toute communication avec la Société concernant les assemblées générales d’actionnaires.	The Company recommends to use e-mail for all communication with the Company regarding the general shareholders’ meetings.

Le/La soussigné(e),	The undersigned,

Prénom / First name:
Nom de famille / Family name:
Adresse / Address:
ou / or
Dénomination / Corporate name:
Forme juridique / Corporate form:
Siège / Registered office:
Représenté par (prénom, nom de famille et qualité) /
Represented by (first name, family name and capacity):

titulaire du (des) nombre(s) suivant(s) de titres émis par MDxHealth SA, ayant son siège au CAP Business Center, Zone Industrielle des Hauts-Sarts, Rue d’Abhooz 31, 4040 Herstal, Belgique,	owner of the following number of securities issued by MDxHealth SA, with its registered office at CAP Business Center, Zone Industrielle des Hauts-Sarts, rue d’Abhooz 31, 4040 Herstal, Belgium,

Nombre d’Actions Européennes nominatives / Number of registered European Shares:

Nombre d’Actions Européennes dématérialisées / Number of dematerialised European Shares:

Nombre d’Actions Américaines, inscrites directement dans le Registre Américain des Actions (pas par l’intermédiaire de DTCC) / Number of U.S. Shares reflected directly in the U.S. Share Register (not through DTCC):

Nombre d’Actions Américaines, inscrites indirectement dans le Registre Américain des Actions (par l’intermédiaire de DTCC) / Number of U.S. Shares reflected indirectly in the U.S. Share Register (through DTCC):

Nombre de droits de souscription / Number of subscription rights:[1]

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	2/18

constitue pour mandataire spécial, avec pouvoir de substitution:	appoints as his/her/its proxy holder, with power of substitution:

☐ M./Mme / Mr./Ms.__________________________________________________________2

☐ Président du conseil d’administration / Chair of the board of directors3

[1] Conformément à l’article 7:135 du Code des sociétés et des associations, les titulaires de droits de souscription ont le droit de participer à l’assemblée générale des actionnaires mais seulement avec voix consultative.

[2] Veuillez compléter tel qu’approprié. Une absence d’instruction sera interprétée comme une nomination du président du conseil d’administration en tant que mandataire.

[1] Pursuant to article 7:135 of the Belgian Companies and Associations Code, the holders of subscription rights have the right to attend the shareholders’ meetings, but only with an advisory vote.

[2] Please complete as appropriate. An absence of instruction shall be tantamount to an appointment of the chair of the board of directors as proxy holder.

3 Le président du conseil d’administration de la Société a le pouvoir de nommer un autre administrateur, un employé ou remplaçant désigné de la Société comme suppléant en vertu d’une sous-délégation si le président est empêché d’assister aux assemblées générales des actionnaires. Le président ou son suppléant ne vote qu’en exécution de la procuration, conformément aux instructions de vote spécifiques figurant dans la procuration. Voir également la note 2 ci-dessous.	[3] The chair of the board of directors of the Company has the power to appoint another director, employee or substitute of the Company as a substitute pursuant to a sub delegation if the chair is hindered to attend the general shareholders’ meetings. The chair or his substitute may only vote in execution of the proxy, in accordance with the specific voting instructions included in the proxy. See also note 2 below.

lequel accepte ainsi d’être nommé, et à qui le/la soussigné(e) donne les pouvoirs et instructions de vote spécifiques suivants:[4]	who agrees to be so appointed, and to whom the undersigned gives the following powers and specific voting instructions:[4]

[4] Veuillez indiquer l’instruction de vote dans les cases appropriées pour les points à l’ordre du jour. En l’absence d’une instruction de vote pour un point de l’ordre du jour, ou dans le cas où, pour quelque raison que ce soit, il y aurait un manque de clarté concernant les instructions de vote, le mandataire sera présumé avoir voté “en faveur” des résolutions proposées soutenues par le conseil d’administration et cela sera considéré comme une instruction de vote spécifique au sens de l’article 7:143 §4 2° du Code des sociétés et des associations.

[4] Please indicate the voting instructions in the appropriate boxes of the agenda items. In the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will be presumed to have voted “in favour” of the proposed resolutions supported by the board of directors and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Companies and Associations Code.

I. De représenter le/la soussigné(e) aux assemblées générales ordinaire et extraordinaire des actionnaires à tenir le jeudi 30 mai 2024 à 15h00 (heure belge), dans les bureaux de Maître Stijn Raes, notaire, à Kortrijksesteenweg 1147, 9051 Gand, Belgique, ou à tout autre endroit qui sera indiqué à cette occasion.	I. To represent the undersigned at the ordinary and extraordinary general meetings of shareholders to be held on Thursday, 30 May 2024 at 3:00 p.m. (Belgian time), at the offices of the notary public Stijn Raes, at Kortrijksesteenweg 1147, 9051 Ghent, Belgium, or at such place as will be indicated at that place at that time.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	3/18

ORDRE DU JOUR assemblée générale ordinaire	agenda Ordinary general meeting

1. Rapport sur les comptes annuels statutaires et sur les comptes annuels consolidés	1. Report on the annual statutory financial statements and on the consolidated financial statements

Communication et discussion (a) du rapport annuel combiné du conseil d’administration sur les comptes annuels consolidés et statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2023, (b) du rapport du commissaire sur les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé au 31 décembre 2023, et (c) du rapport du commissaire sur les comptes annuels consolidés de la Société pour l’exercice social clôturé au 31 décembre 2023.

Submission of, and discussion on, (a) the combined annual report of the board of directors on the consolidated and (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023, (b) the report of the statutory auditor on the (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023, and (c) the report of the statutory auditor on the consolidated financial statements of the Company for the financial year ended on 31 December 2023.

2. Approbation des comptes annuels statutaires (non consolidés)	2. Approval of the annual (non-consolidated) statutory financial statements
Communication, discussion et approbation des comptes annuels statutaires (non consolidés) pour l’exercice social clôturé au 31 décembre 2023 et approbation de l’affectation du résultat tel que proposé par le conseil d’administration.	Submission of, discussion on, and approval of the annual (non-consolidated) statutory financial statements for the financial year ended on 31 December 2023, and approval of the allocation of the result as proposed by the board of directors.

► Proposition de résolution:	► Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver les comptes annuels statutaires (non consolidés) de la Société pour l’exercice social clôturé le 31 décembre 2023 et d’approuver l’affectation du résultat annuel tel que proposé par le conseil d’administration.

The general shareholders’ meeting resolves to approve the annual (non-consolidated) statutory financial statements of the Company for the financial year ended on 31 December 2023 and to approve the allocation of the annual result as proposed by the board of directors.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

3. Comptes annuels consolidés	3. Consolidated financial statements
Communication et discussion des comptes annuels consolidés de la Société pour l’exercice social clôturé le 31 décembre 2023.	Submission of, and discussion on, the consolidated financial statements of the Company for the financial year ended on 31 December 2023.

4. Décharge de responsabilité des administrateurs	4. Discharge from liability of the directors
Décharge de responsabilité des administrateurs pour l’exercice de leur mandat au cours de l’exercice social clôturé le 31 décembre 2023.	Discharge from liability of the directors for the exercise of their mandates during the financial year ended on 31 December 2023.

► Proposition de résolution:	► Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge à chacun des administrateurs qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2023 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to each of the directors who was in office during the financial year ended on 31 December 2023, for the performance of its, his or her mandate during that financial year.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

5. Décharge de responsabilité du commissaire	5. Discharge from liability of the statutory auditor
Décharge de responsabilité du commissaire pour l’exercice de son mandat au cours de l’exercice social clôturé le 31 décembre 2023.	Discharge from liability of the statutory auditor for the exercise of its mandate during the financial year ended on 31 December 2023.

► Proposition de résolution:	► Proposed resolution:
L’assemblée générale des actionnaires décide d’accorder la décharge au commissaire qui était en fonction au cours de l’exercice social clôturé le 31 décembre 2023 pour l’exercice de son mandat au cours de cet exercice social.	The general shareholders’ meeting resolves to grant discharge from liability to the statutory auditor which was in office during the financial year ended on 31 December 2023, for the performance of its mandate during that financial year.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	4/18

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

6. Renouvellement de mandats d’administrateurs	6. Re-appointment of directors
Le conseil d’administration recommande que (a) Ahok BV, représentée par Koen Hoffman en tant que représentant permanent, et (b) Qaly-Co BV, représentée par Lieve Verplancke en tant que représentante permanente, soient renouvelés en tant qu’administrateurs de la Société, chacune pour une durée de deux ans.	The board of directors recommends that (a) Ahok BV, represented by Koen Hoffman as permanent representative, and (b) Qaly-Co BV, represented by Lieve Verplancke as permanent representative, be re-appointed as directors of the Company, each for a term of two years.

► Propositions de résolutions:	► Proposed resolutions:
(a) L’assemblée générale des actionnaires décide de renouveler le mandat de Ahok BV, représentée par Koen Hoffman en tant que représentant permanent, en tant qu’administrateur de la Société, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2026 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2025. Le mandat de l’administrateur est rémunéré, cette rémunération étant telle que décidée par l’assemblée générale des actionnaires de temps à autre.	(a) The general shareholders’ meeting resolves to re-appoint Ahok BV, represented by Koen Hoffman as permanent representative, as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

(b) L’assemblée générale des actionnaires décide de renouveler le mandat de Qaly-Co BV, représentée par Lieve Verplancke en tant que représentante permanente, en tant qu’administrateur de la Société, pour une durée de deux ans, s’étendant jusqu’à, et y compris, la clôture de l’assemblée générale ordinaire des actionnaires à tenir en 2026 qui statuera sur les comptes annuels de l’exercice social clôturé le 31 décembre 2025. Le mandat de l’administrateur est rémunéré, cette rémunération étant telle que décidée par l’assemblée générale des actionnaires de temps à autre.	(b) The general shareholders’ meeting resolves to re-appoint Qaly-Co BV, represented by Lieve Verplancke as permanent representative, as director of the Company for a term of two years, up to and including the closing of the ordinary general shareholders’ meeting to be held in 2026 which will have decided upon the financial statements for the financial year ended on 31 December 2025. The mandate of the director shall be remunerated, which remuneration shall be as decided by the general shareholders’ meeting from time to time.

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

Note : Si la résolution proposée au point 6 est approuvée par l’assemblée générale des actionnaires, le conseil d’administration de la Société sera composé de (1) Michael K. McGarrity, Chief Executive Officer (CEO), administrateur et administrateur délégué (jusqu’en 2026), (2) Ahok BV, représentée par Koen Hoffman, administrateur et président du conseil d’administration (jusqu’en 2026), (3) Hilde Windels BV, représentée par Hilde Windels, administrateur (jusqu’en 2025), (4) Qaly-Co BV, représentée par Lieve Verplancke, administrateur (jusqu’en 2026), (5) Donnie M. Hardison Jr., administrateur (jusqu’en 2025), (6) Regine Slagmulder BV, représentée par Regine Slagmulder, administrateur (jusqu’en 2025), et (7) Eric Bednarski, administrateur (jusqu’en 2025).

Note: If the proposed resolutions set out in point 6 are approved by the general shareholders’ meeting, the Company’s board of directors will be composed of (1) Michael K. McGarrity, chief executive officer (CEO), executive director and managing director (until 2026), (2) Ahok BV, represented by Koen Hoffman, director and chair of the board of directors (until 2026), (3) Hilde Windels BV, represented by Hilde Windels, director (until 2025), (4) Qaly-Co BV, represented by Lieve Verplancke, director (until 2026), (5) Donnie M. Hardison Jr., director (until 2025), (6) Regine Slagmulder BV, represented by Regine Slagmulder, director (until 2025), and (7) Eric Bednarski, director (until 2025).

7. Rémunération des administrateurs	7. Remuneration of directors
En tenant compte de la recommandation du Comité de Rémunération du conseil d’administration, le conseil d’administration propose que la rémunération des membres du conseil d’administration soit modifiée comme indiqué dans la proposition de résolution.	Taking into account the recommendation of the Compensation Committee of the board of directors, the board of directors proposes that the remuneration of the members of the board of directors be amended as set out in the proposed resolution.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	5/18

► Proposition de résolution :	► Proposed resolution:
L’assemblée générale des actionnaires décide que la rémunération des membres du conseil d’administration de la Société sera la suivante :	The general shareholders’ meeting resolves that the remuneration of the members of the board of directors of the Company shall be as follows:

(a) Le mandat des administrateurs de la Société est rémunéré comme suit :	(a) The mandate of the directors of the Company shall be remunerated as follows:

(i) Chaque administrateur a droit à une rémunération fixe annuelle maximale de USD 40.000,00 (environ EUR 37.120,00).	(i) Each director shall be entitled to a maximum annual fixed remuneration of USD 40,000.00 (ca. EUR 37,120.00).

(ii) Le président du conseil d’administration a droit à une rémunération fixe annuelle maximale supplémentaire de USD 64.400,00 (environ EUR 59.762,00).	(ii) The chairperson of the board of directors shall be entitled to an additional maximum annual fixed remuneration of USD 64,400.00 (ca. EUR 59,762.00).

(iii) Le président du Comité d’Audit a droit à une rémunération fixe annuelle maximale supplémentaire de EUR 19.000,00 (environ EUR 17.632,00), et les autres membres du Comité d’Audit (autres que le président de ce comité) ont droit à une rémunération fixe annuelle maximale supplémentaire de USD 9.500,00 (environ EUR 8.816,00).	(iii) The chairperson of the Audit Committee shall be entitled to an additional maximum annual fixed remuneration of USD 19,000.00 (ca. EUR 17,632.00), and the other members of the Audit Committee (other than the chairperson of this committee) shall be entitled to an additional maximum annual fixed remuneration of USD 9,500 (ca. EUR 8,816.00).

(iv) Le président du Comité de Gouvernance d’Entreprise et de Nomination a droit à une rémunération fixe annuelle maximale supplémentaire de USD 10.000,00 (environ EUR 9.280,00), et les autres membres du Comité de Gouvernance d’Entreprise et de Nomination (autres que le président de ce comité) ont droit à une rémunération fixe annuelle maximale supplémentaire de USD 5.000,00 (environ EUR 4.640,00).	(iv) The chairperson of the Corporate Governance and Nominating Committee shall be entitled to an additional maximum annual fixed remuneration of USD 10,000.00 (ca. EUR 9,280.00), and the other members of the Corporate Governance and Nominating Committee (other than the chairperson of this committee) shall be entitled to an additional maximum annual fixed remuneration of USD 5,000.00 (ca. EUR 4,640.00).

(v) Le président du Comité de Rémunération a droit à une rémunération fixe annuelle maximale supplémentaire de USD 13.500,00 (environ EUR 12.528,00), et les autres membres du Comité de Rémunération (autres que le président de ce comité) ont droit à une rémunération fixe annuelle maximale supplémentaire de USD 6.800,00 (environ EUR 6.310,00).	(v) The chairperson of the Compensation Committee shall be entitled to an additional maximum annual fixed remuneration of USD 13,500.00 (ca. EUR 12,528.00), and the other members of the Compensation Committee (other than the chairperson of this committee) shall be entitled to an additional maximum annual fixed remuneration of USD 6,800.00 (ca. EUR 6,310.00).

(vi) Les rémunérations prévues aux paragraphes (ii), (iii), (iv) et (v) s’ajoutent à la rémunération prévue au paragraphe (i) et peuvent être combinées, selon que les critères d’éligibilité énoncés dans ces paragraphes ont été remplis ou non. La rémunération peut être réduite pro rata temporis en fonction de la durée du mandat ou de la présidence d’un administrateur ou de son appartenance à un comité au cours d’une année donnée. Tous les montants s’entendent hors TVA et autres charges similaires.	(vi) The remuneration set out in paragraphs (ii), (iii), (iv) and (v) shall be in addition to the remuneration set out in paragraph (i) and can be combined, depending on whether the eligibility criteria set out in these paragraphs have been met. The remuneration can be reduced pro rata temporis depending on the duration of the mandate, chairpersonship or membership of a director during a given year. All amounts are exclusive of VAT and similar charges.

(b) Nonobstant ce qui précède, les administrateurs qui, conformément aux règles et réglementations de la législation américaine et/ou du Nasdaq, peuvent être ou ont été qualifié d’administrateurs indépendants, ont chacun le droit (i) de recevoir, le 15 juin 2024, une attribution unique de droits de souscription (share options) pour 30.000 actions de la Société, et (ii) chaque année suivante, à compter de l’assemblée générale ordinaire des actionnaires qui se tiendra en 2025 et qui aura statué sur les comptes annuels de l’exercice social clôturé le 31 décembre 2024, de recevoir des droits de souscription (share options) pour un maximum de 10.000 actions de la Société.	(b) Notwithstanding the foregoing, directors whom, in accordance with the rules and regulations of U.S. law and/or Nasdaq can be, or have been, qualified as independent directors, shall each be entitled (i) to receive, on 15 June 2024, a one-time grant of share options for 30,000 shares of the Company, and (ii) each year thereafter, commencing with the ordinary general shareholders’ meeting to be held in 2025 which will have decided upon the financial statements for the financial year ended on 31 December 2024, to receive share options for a maximum of 10,000 shares of the Company.

(c) Les règles énoncées au paragraphe (a) s’appliquent à partir du 1 juillet 2024, la rémunération pour la période allant du 1 juillet 2024 au 31 décembre 2024 étant égale à 50 % de la rémunération visée au paragraphe (a).	(c) The rules set out in paragraph (a) shall apply as from 1 July 2024, whereby the remuneration for the period from 1 July 2024 until 31 December 2024 shall be 50% of the remuneration referred to in paragraph (a).

Par souci d’exhaustivité, la rémunération des administrateurs décrite ci-dessus remplace, à partir du 1 juillet 2024, toutes les autres décisions concernant la rémunération des administrateurs approuvées dans le passé par l’assemblée générale des actionnaires, y compris la politique de rémunération approuvée par l’assemblée générale ordinaire des actionnaires tenue le 27 mai 2021.	For the sake of completeness, the above remuneration of the directors replaces, as from 1 July 2024, all other decisions regarding remuneration of directors approved in the past by the general shareholders’ meeting, including the remuneration policy approved by the ordinary general shareholders’ meeting held on 27 May 2021.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	6/18

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ORDRE DU JOUR ASSEMBLEE GENERALE EXTRAORDINAIRE	agenda extraordinary general meeting

1. Communication des rapports - Plan d’Option sur Action de 2024	1. Submission of reports - 2024 Share Option Plan

Communication et discussion sur :	Submission of and discussion on:

a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et associations relatif à la proposition d’émettre 2.000.000 nouveaux droits de souscription de la Société (les “2024 Share Options”), en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2024”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des membres du personnel de la Société et de ses filiales de temps à autre, au sens de l’article 1:27 du Code des sociétés et des associations (les “Participants Sélectionnés”); et	a) the report of the board of directors of the Company, prepared in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code, in relation to the proposal to issue 2,000,000 new subscription rights for shares of the Company (the “2024 Share Options”), pursuant to a share option plan named “the 2024 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the members of the personnel of the Company and its subsidiaries from time to time, within the meaning of article 1:27 of the Belgian Companies and Associations Code (the “Selected Participant”); and

b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180 et 7:191 du Code des sociétés et des associations, concernant la proposition d’émettre 2.000.000 2024 Share Options et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participant Sélectionnés.	b) the report of the statutory auditor of the Company in accordance with articles 7:180 and 7:191 of the Belgian Companies and Associations Code in relation to the proposal to issue 5,000,000 2023 Share Options, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) or ADSs of the Company, to the benefit of the Selected Participants.

2. Proposition d’émettre 2.000.000 2024 Share Options	2. Proposal to issue 2,000,000 2024 Share Options

► Proposition de résolution:	► Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 2.000.000 2024 Share Options, en vertu d’un plan d’option sur action dénommé “le Plan d’Option sur Action de 2024”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés. En conséquence, le conseil d’administration décide de ce qui suit :	The general shareholders’ meeting resolves to approve the issuance of 2,000,000 2024 Share Options, pursuant to a share option plan named the “2024 Share Option Plan”, and to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Selected Participant. In view thereof, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des 2024 Share Options : Les termes et conditions des 2024 Share Options (inclus, mais sans s’y limiter, le prix d’exercice des 2024 Share Options) seront tels que figurant dans l’annexe au rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour (aux fins de la présente résolution, le “Plan”), dont une copie restera jointe procès-verbal constatant la présente résolution. Les 2024 Share Options ont une durée de 10 ans à partir de leur date d’émission.	(a) Terms and conditions of the 2024 Share Options: The terms and conditions of the 2024 Share Options (including, but not limited to, the exercise price of the 2024 Share Options) shall be as set out in the annex to the report of the board of directors referred to in item 1.(a) of the agenda (for the purpose of this resolution, the “Plan”), a copy of which shall remain attached to the minutes recording the present resolution. The 2024 Share Options have a term of ten years as from their issue date.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	7/18

(b) Actions sous-jacentes : Chaque 2024 Share Option donne à son détenteur le droit de souscrire à une nouvelle action qui sera émise par la Société. Les nouvelles actions à émettre lors de l’exercice des 2024 Share Options auront les mêmes droits et avantages, et seront à tous égards pari passu, en ce compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après la date d’émission des nouvelles actions.	(b) Underlying shares: Each 2024 Share Option shall entitle the holder thereof to subscribe for one new share to be issued by the Company. The new shares to be issued at the occasion of the exercise of the 2024 Share Options shall have the same rights and benefits as, and rank pari passu in all respects, including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issue of the new shares.

(c) Suppression du droit de préférence en faveur des Participants Sélectionnés : L’assemblée générale des actionnaires décide, conformément à l’article 7:191 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des Participants Sélectionnés, et d’approuver la possibilité pour la Société d’octroyer les 2024 Share Options aux Participants Sélectionnés, comme expliqué plus en détail dans le rapport du conseil d’administration visé au point 1.(a) de l’ordre du jour et dans les termes et conditions du Plan.

(c) Dis-application of the preferential subscription right for the benefit of the Selected Participants: The general shareholders’ meeting resolves, in accordance with article 7:191 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of the Selected Participants, and to approve the possibility for the Company to grant the 2024 Share Options to the Selected Participants, as further explained in the report of the board of directors referred to in item 1.(a) of the agenda and the terms and conditions of the Plan.

(d) Confirmation de la souscription de 2024 Share Options par la Société : L’assemblée générale des actionnaires décide d’approuver et de confirmer que la Société sera en mesure de souscrire aux 2024 Share Options, en vue de créer un pool de 2024 Share Options disponible pour des octrois ultérieurs aux Participants Sélectionnés. La Société ne peut cependant pas exercer les 2024 Share Options pour son compte propre.	(d) Confirmation of the subscription of 2024 Share Options by the Company: The general shareholders’ meeting resolves to approve and confirm that the Company will be able to subscribe for the 2024 Share Options, with a view to creating a pool of outstanding 2024 Share Options available for further grants to Selected Participants. The Company may not, however, exercise the 2024 Share Options for its own account.

(e) Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des 2024 Share Options, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des 2024 Share Options. Sous réserve et conformément aux dispositions du Plan, lors de l’exercice des 2024 Share Options et de l’émission de nouvelles actions, le montant total du prix d’exercice des 2024 Share Options sera affecté (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque centrale européenne, comme prévu à la section 5.2 du Plan) au capital de la Société. Dans la mesure où le montant du prix d’exercice des 2024 Share Options, par action à émettre lors de l’exercice des 2024 Share Options, excède le pair comptable des actions de la Société existantes alors immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des 2024 Share Options, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.	(e) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to, and to the extent of the exercise of the 2024 Share Options, to increase the Company’s share capital and to issue the relevant number of new shares issuable upon the exercise of the 2024 Share Options. Subject to, and in accordance with, the provisions of the Plan, upon exercise of the 2024 Share Options and issue of new shares, the aggregate amount of the exercise price of the 2024 Share Options will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in section 5.2 of the Plan) the share capital of the Company. To the extent that the amount of the exercise price of the 2024 Share Options, per share to be issued upon exercise of the 2024 Share Options, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the 2024 Share Options, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	8/18

(f) Prime d’émission : Toute prime d’émission qui sera comptabilisée en relation avec les 2024 Share Options sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.	(f) Issue premium: Any issue premium that will be booked in connection with the 2024 Share Options shall be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(g) Procurations : Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les résolution adoptées par l’assemblée générale des actionnaires en rapport avec les 2024 Share Options, et à prendre toutes les mesures et à accomplir toutes les formalités requises en vertu du Plan, des statuts de la Société et de la loi applicable afin d’émettre ou transférer les actions lors de l’exercice des 2024 Share Options. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des 2024 Share Options, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de l’allocation du capital et (le cas échéant) de la prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des 2024 Share Options, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions aux Participant Sélectionnés concernés et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des 2024 Share Options à la négociation sur Nasdaq (ou tout autre marché sur lequel les actions de la Société seront négociées à ce moment).	(g) Powers of attorney: The board of directors is authorised to implement and execute the resolutions passed by the general shareholders’ meeting in connection with the 2024 Share Options, and to take all steps and carry out all formalities that shall be required by virtue of the Plan, the Company’s articles of association and applicable law in order to issue or transfer the shares upon exercise of the 2024 Share Options. Furthermore, each of the Company’s directors, Joe Sollee and Ron Kalfus, each such person acting individually and with possibility of sub-delegation and the power of subrogation, shall have the power, upon exercise of the 2024 Share Options, (i) to proceed with the recording of (A) the capital increase and issue of new shares resulting from such exercise, (B) the allocation of the share capital and (as applicable) the issue premium, and (C) the amendment of the Company’s articles of association in order to reflect the new share capital and number of outstanding shares following the exercise of the 2024 Share Options, (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq, bank and/or other documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the Selected Participants concerned and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including but not limited to the preparation and execution of all documents and forms) for the admission of the shares issued upon the exercise of the 2024 Share Options to trading on Nasdaq (or such other markets on which the Company’s shares will be trading at that time).

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	9/18

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3. Communication des rapports – Warrants d’Exact Sciences	3. Submission of reports – Exact Sciences Warrants

Communication et discussion sur :	Submission of and discussion on:

(a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et associations, concernant la proposition d’émettre, en faveur de Genomic Health, Inc. (une filiale d’Exact Sciences Corporation dénommée ci-après “Exact Sciences”) 1.000.000 de nouveaux droits de souscription pour actions de la Société
(les “Warrants d’Exact Sciences”), et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences ; et	(a) the report of the board of directors of the Company, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue, for the benefit of Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation referred to herein as “Exact Sciences”) 1,000,000 new subscription rights for shares of the Company (the “Exact Sciences Warrants”), and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of Exact Sciences; and

(b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et des associations, concernant la proposition d’émettre en faveur d’Exact Sciences 1.000.0000 de Warrants d’Exact Sciences, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’Exact Sciences.	(b) the report of the Company’s statutory auditor, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue for the benefit of Exact Sciences 1,000,000 Exact Sciences Warrants, and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of Exact Sciences.

4. Proposition d’émettre 1.000.000 de Warrants d’Exact Sciences	4. Proposal to issue 1,000,000 Exact Sciences Warrants

► Proposition de résolution:	► Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 1.000.000 de nouveaux droits de souscription pour actions de la Société, dénommé les “Warrants d’Exact Sciences”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur des d’Exact Sciences. A cette fin, l’assemblée générale des actionnaires décide de ce qui suit :

The general shareholders’ meeting resolves to approve the issuance of 1,000,000 new subscription rights for shares of the Company, called the “Exact Sciences Warrants”, and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of outstanding subscription rights (share options) of the Company, for the benefit of Exact Sciences. To this end, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des droits de souscription : Les termes et conditions des Warrants d’Exact Sciences seront conformes à l’Annexe A du rapport du conseil d’administration visé au point 3.(a) de l’ordre du jour (aux fins de la présente résolution, le “Les Termes et Conditions des Warrants d’Exact Sciences”), dont une copie restera jointe au procès-verbal constatant la présente résolution. Les principaux termes et conditions des Warrants d’Exact Sciences peuvent, à titre d’information, être résumés comme suit :	(a) Terms and conditions of the subscription rights: The terms and conditions of the Exact Sciences Warrants will be in accordance with Annex A of the report of the board of directors referred to in item 3.(a) of the agenda (for the purposes of this resolution, the “Exact Sciences Warrants Terms and Conditions”), a copy of which will remain attached to the minutes recording the present resolution. The main terms and conditions of the Exact Sciences Warrants can, for information purposes, be summarised as follows:

(i) Droit de souscrire à une action ordinaire : Chaque Warrant d’Exact Sciences permet à son détenteur de souscrire à une (1) action ordinaire de la Société à émettre par la Société.	(i) Right to subscribe for one ordinary share: Each Exact Sciences Warrant entitles the holder to subscribe for one (1) ordinary share of the Company to be issued by the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	10/18

(ii) Prix d’exercice : Le prix d’exercice des Warrants d’Exact Sciences (c’est-à-dire le prix à payer en numéraire pour souscrire à une nouvelle action de la Société lorsqu’un Warrant Exact Sciences est exercé) sera de USD 5,265. Le prix d’exercice est sujet à d’éventuels ajustements habituels à la baisse en cas de certaines actions dilutives de la Société;

(iii) Durée : Les Warrants d’Exact Sciences auront une durée commençant à partir de leur émission et se terminant le 22 août 2028 (inclus).

(iv) Possibilité d’exercice : L’exercice des Warrants d’Exact Sciences sera soumis aux termes et conditions contenus dans les Termes et Conditions des Warrants d’Exact Sciences. Les Warrants d’Exact Sciences peuvent être exercés à partir de leur émission et jusqu’à la fin de leur durée, à condition qu’un nombre de Warrants d’Exact Sciences avec un prix d’exercice global d’au moins USD 250.000 soit exercé par leur détenteur.

(v) Cessibilité : A moins que la Société autorise explicitement la cession des Warrants d’Exact Sciences, les Warrants d’Exact Sciences ne peuvent pas être cédés par leur détenteur. En outre, les Warrants d’Exact Sciences ne seront pas admis à la cotation ou à la négociation.

(ii) Exercise price: The exercise price of the Exact Sciences Warrants (i.e., the price to be paid in cash to subscribe for one new share in the Company when an Exact Sciences Warrant is exercised) will be USD 5.265. The exercise price is subject to potential customary downward adjustments in the case of certain dilutive actions of the Company.

(iii) Term: The Exact Sciences Warrants will have a term starting as from their issuance and ending on (and including) August 22, 2028.

(iv) Exercisability: The exercise of the Exact Sciences Warrants will be subject to the terms and conditions contained in the Exact Sciences Warrants Terms and Conditions. The Exact Sciences Warrants may be exercised as from their issuance and until the end of their term, provided that a number of Exact Sciences Warrants with an aggregate exercise price of at least USD 250,000 are exercised by the holder thereof.

(v) Transferability: Except if the Company were to explicitly allow a transfer of the Exact Sciences Warrants, the Exact Sciences Warrants cannot be transferred by the holder. Furthermore, the Exact Sciences Warrants will not be admitted to listing or trading.

(b)  Actions sous-jacentes : Chaque Warrant d’Exact Sciences donnera à son détenteur le droit de souscrire à une nouvelle action à émettre par la Société. Les nouvelles actions à émettre lors de l’exercice des Warrants d’Exact Sciences auront les mêmes droits et avantages, et seront à tous égards pari passu, y compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après leur date d’émission.

(b) Underlying shares: Each Exact Sciences Warrant will entitle its holder to subscribe for one new share to be issued by the Company. The new shares to be issued upon exercise of the Exact Sciences Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issuance.

(c)  Suppression du droit de préférence en faveur d’Exact Sciences : L’assemblée générale des actionnaires décide, conformément aux articles 7:191 et 7:193 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs actuels de droits de souscription (share options) de la Société, en faveur d’Exact Sciences, comme expliqué dans le rapport du conseil d’administration visé au point 3.(a) de l’ordre du jour.

(c)  Dis-application of the preferential subscription right for the benefit of Exact Sciences: The general shareholders’ meeting resolves, in accordance with articles 7:191 and 7:193 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of existing shareholders of the Company and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of Exact Sciences, as explained in the report of the board of directors referred to in item 3.(a) of the agenda.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	11/18

(d)  Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des Warrants d’Exact Sciences, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des Warrants d’Exact Sciences. Sous réserve et conformément aux dispositions des Termes et Conditions des Warrants d’Exact Sciences, lors de l’exercice des Warrants d’Exact Sciences et de l’émission de nouvelles actions, le prix d’exercice agrégé des Warrants d’Exact Sciences sera comptabilisé (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque centrale européenne, comme prévu à la section 5.4 des Termes et Conditions des Warrants d’Exact Sciences) en tant que capital de la Société. Dans la mesure où le montant du prix d’exercice des Warrants d’Exact Sciences, par action à émettre lors de l’exercice des Warrants d’Exact Sciences, excède le pair comptable des actions de la Société existantes immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des Warrants d’Exact Sciences, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.

(d) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to and in the case of the exercise of the Exact Sciences Warrants, to increase the share capital of the Company and to issue the appropriate number of new shares that may be issued upon exercise of the Exact Sciences Warrants. Subject to, and in accordance with, the respective provisions of the Exact Sciences Warrants Terms and Conditions, upon exercise of the Exact Sciences Warrants and the issuance of new shares, the aggregate amount of the exercise price of the Exact Sciences Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in section 5.4 of the Exact Sciences Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the Exact Sciences Warrants, per share to be issued upon exercise of the Exact Sciences Warrants, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the Exact Sciences Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

(e) Prime d’émission : Toute prime d’émission qui sera comptabilisée en rapport avec les Warrants d’Exact Sciences (sur exercice des Warrants d’Exact Sciences ou autrement) sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.

(e)  Issue premium: Any issue premium that will be booked in connection with the Exact Sciences Warrants (whether upon exercise of the Exact Sciences Warrants, or otherwise) will be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(f) Procurations: Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les résolutions adoptés par l’assemblée générale des actionnaires en rapport avec les Warrants d’Exact Sciences, et à prendre toutes les mesures et à accomplir toutes les formalités qui seront requises en vertu des Termes et Conditions des Warrants d’Exact Sciences, des statuts de la Société et des lois applicables afin d’émettre ou transférer les actions lors de l’exercice des Warrants d’Exact Sciences. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des Warrants d’Exact Sciences, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de la comptabilisation en tant que capital et (le cas échéant) prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des Warrants d’Exact Sciences, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions au bénéficiaire et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des Warrants d’Exact Sciences à la négociation sur le Nasdaq (ou tout autre marché sur lequel les actions de la Société seront alors négociées à ce moment).

(f)  Powers of attorney: The board of directors is authorised to implement and execute the resolutions adopted by the general shareholders’ meeting in connection with the Exact Sciences Warrants, and to take all measures and carry out all formalities that will be required pursuant to the Exact Sciences Warrants Terms and Conditions, the Company’s articles of association and all applicable laws in order to issue or transfer the shares upon exercise of the Exact Sciences Warrants. In addition, each director of the Company, Joe Sollee and Ron Kalfus, each such person acting individually and with the possibility of sub-delegation and power of subrogation, shall have the power, upon exercise of the Exact Sciences Warrants, (i) to proceed with the recording of (A) the capital increase and the issue of new shares resulting from such exercise, (B) the allocation as share capital and (if applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of shares outstanding following the exercise of the Exact Sciences Warrants (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq and/or bank documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the beneficiary and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including, but not limited to, the preparation and execution of all documents and forms) for the admission of the shares issued upon exercise of the Exact Sciences Warrants to trading on Nasdaq (or any other market on which the Company’s shares will then be traded).

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	12/18

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	0 Abstention

5. Communication des rapports - Warrants d’OrbiMed	5. Submission of reports - OrbiMed Warrants

Communication et discussion sur :	Submission of and discussion on:

(a) le rapport du conseil d’administration de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et associations, concernant la proposition d’émettre, en faveur de OrbiMed Royalty & Credit Opportunities IV, LP et OrbiMed Royalty & Credit Opportunities IV Offshore, LP (ensemble dénommés ci-après “OrbiMed”) 1.243.060 nouveaux droits de souscription pour actions de la Société (de ces 1.243.060 nouveaux droits de souscription pour actions, 881.906 nouveaux droits de souscription pour actions à émettre en faveur d’OrbiMed Royalty & Credit Opportunities IV, LP et 361.154 nouveaux droits de souscription pour actions à émettre en faveur d’OrbiMed Royalty & Credit Opportunities IV Offshore, LP), ayant une durée de 5 ans à partir de leur date d’émission, (les “Warrants d’OrbiMed”), et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’OrbiMed ; et

  (a) the report of the board of directors of the Company, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue, for the benefit of OrbiMed Royalty & Credit Opportunities IV, LP and OrbiMed Royalty & Credit Opportunities IV Offshore, LP (together referred to herein as “OrbiMed”) 1,243,060 new subscription rights for shares of the Company (of those 1,243,060 new subscription rights for shares, 881,906 new subscription rights for shares to be issued for the benefit of OrbiMed Royalty & Credit Opportunities IV, LP and 361,154 new subscription rights for shares to be issued for the benefit of OrbiMed Royalty & Credit Opportunities IV Offshore, LP), with a term of 5 years as from their issue date (the “OrbiMed Warrants”), and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of OrbiMed; and

(b) le rapport du commissaire de la Société, préparé conformément aux articles 7:180, 7:191 et 7:193 du Code des sociétés et des associations, concernant la proposition d’émettre en faveur d’OrbiMed 1.243.060 Warrants d’OrbiMed, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur d’OrbiMed.

(b) the report of the Company’s statutory auditor, prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in relation to the proposal to issue for the benefit of OrbiMed 1,243,060 OrbiMed Warrants, and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of OrbiMed.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	13/18

6. Proposition déemettre 1.243.060 Warrants d’OrbiMed	6. Proposal to issue 1,243,060 OrbiMed Warrants

► Proposition de résolution:	► Proposed resolution:

L’assemblée générale des actionnaires décide d’approuver l’émission de 1.243.060 nouveaux droits de souscription pour actions de la Société, ayant une durée de 5 ans à partir de leur date d’émission, dénommés les “Warrants d’OrbiMed”, et de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription en circulation (share options) de la Société, en faveur de chacun d’OrbiMed Royalty & Credit Opportunities IV, LP et OrbiMed Royalty & Credit Opportunities IV Offshore, LP. A cette fin, l’assemblée générale des actionnaires décide de ce qui suit :

The general shareholders’ meeting resolves to approve the issuance of 1,243,060 new subscription rights for shares of the Company, with a term of 5 years as from their issue date, called the “OrbiMed Warrants”, and to dis-apply, in the interest of the Company, the preferential subscription right of the Company’s existing shareholders and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of each of OrbiMed Royalty & Credit Opportunities IV, LP and OrbiMed Royalty & Credit Opportunities IV Offshore, LP. To this end, the general shareholders’ meeting resolves as follows:

(a) Termes et conditions des droits de souscription : Les termes et conditions des Warrants d’OrbiMed seront conformes à l’annexe A du rapport du conseil d’administration visé au point 5.(a) de l’ordre du jour (aux fins de la présente résolution, le “Les Termes et Conditions des Warrants d’OrbiMed”), dont une copie restera jointe au procès-verbal constatant la présente résolution. Les principaux termes et conditions des Warrants d’OrbiMed peuvent, à titre d’information, être résumés comme suit :

(a) Terms and conditions of the subscription rights: The terms and conditions of the OrbiMed Warrants will be in accordance with Annex A of the report of the board of directors referred to in item 5.(a) of the agenda (for the purposes of this resolution, the “OrbiMed Warrants Terms and Conditions”), a copy of which will remain attached to the minutes recording the present resolution. The main terms and conditions of the OrbiMed Warrants can, for information purposes, be summarised as follows:

(i) Droit de souscrire à une action ordinaire : Chaque Warrant d’OrbiMed permet à son détenteur de souscrire à une (1) action ordinaire de la Société à émettre par la Société.

(ii) Prix d’exercice : Le prix d’exercice des Warrants d’OrbiMed (c’est-à-dire le prix à payer en numéraire pour souscrire à une nouvelle action de la Société lorsqu’un Warrant d’OrbiMed est exercé) sera de USD 2,4134. Le prix d’exercice est sujet à d’éventuels ajustements habituels à la baisse en cas de certaines actions dilutives de la Société.

(iii) Prix de souscription : Le prix de souscription des 881.906 Warrants d’OrbiMed à émettre en faveur d’OrbiMed Royalty & Credit Opportunities IV, LP sera de USD 1.744.485,56 et le prix de souscription des 361.154 Warrants d’OrbiMed à émettre en faveur d’OrbiMed Royalty & Credit Opportunities IV Offshore, LP sera de USD 714.394,11. Le prix d’émission doit être payé pour la souscription des Warrants d’OrbiMed respectifs par OrbiMed Royalty & Credit Opportunities IV, LP et OrbiMed Royalty & Credit Opportunities IV Offshore, LP, respectivement. Le prix de souscription sera comptabilisé en tant que prime d’émission (conformément ce qui est indiqué au paragraphe (d) ci-dessous).

(i) Right to subscribe for one ordinary share: Each OrbiMed Warrant entitles its holder to subscribe for one (1) ordinary share of the Company to be issued by the Company.

(ii) Exercise price: The exercise price of the OrbiMed Warrants (i.e., the price to be paid in cash to subscribe for one new share in the Company when an OrbiMed Warrant is exercised) will be USD 2.4134. The exercise price is subject to potential customary downward adjustments in the case of certain dilutive actions of the Company.

(iii)  Subscription price: The subscription price for the 881,906 OrbiMed Warrants to be issued for the benefit of OrbiMed Royalty & Credit Opportunities IV, LP will be USD 1,744,485.56, and the subscription price for the 361,154 OrbiMed Warrants to be issued for the benefit of OrbiMed Royalty & Credit Opportunities IV Offshore, LP will be USD 714,394.11. The subscription price shall be booked as issue premium (in accordance with what is stated in paragraph (d) below).

(iv) Durée : Les Warrants d’OrbiMed auront une durée de 5 ans à partir de leur date d’émission.	(iv) Term: The OrbiMed Warrants will have a term of 5 years as from their issue date.

(v) Possibilité d’exercice : L’exercice des Warrants d’OrbiMed sera soumis aux termes et conditions contenus dans les Termes et Conditions des Warrants d’OrbiMed. Les Warrants d’OrbiMed peuvent être exercés à partir de leur émission et jusqu’à la fin de leur durée.

(v)  Exercisability: The exercise of the OrbiMed Warrants will be subject to the terms and conditions contained in the OrbiMed Warrants Terms and Conditions. The OrbiMed Warrants may be exercised as from their issuance and until the end of their term.

(vi) Cessibilité : Les Warrants OrbidMed et tous les droits qui en découlent sont cessibles, en tout ou en partie, par leur détenteur concerné conformément aux Termes et Conditions des Warrants OrbidMed.	(vi) Transferability: The OrbiMed Warrants and all rights thereunder are transferable, in whole or in part, by the relevant holder in accordance with the OrbiMed Warrants Terms and Conditions.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	14/18

(b) Actions sous-jacentes : Chaque Warrant d’OrbiMed donnera à son détenteur le droit de souscrire à une nouvelle action à émettre par la Société. Les nouvelles actions à émettre lors de l’exercice des Warrants d’OrbiMed auront les mêmes droits et avantages, et seront à tous égards pari passu, y compris en ce qui concerne les droits aux dividendes et autres distributions, avec les actions existantes et en circulation de la Société au moment de leur émission, et auront droit aux dividendes et autres distributions pour lesquelles la date d’enregistrement ou la date d’échéance tombe à, ou après leur date d’émission.

(b) Underlying shares: Each OrbiMed Warrant will entitle its holder to subscribe for one new share to be issued by the Company. The new shares to be issued upon exercise of the OrbiMed Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlements to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issuance.

(c) Suppression du droit de préférence en faveur d’OrbiMed : L’assemblée générale des actionnaires décide, conformément aux articles 7:191 et 7:193 du Code des sociétés et des associations, de supprimer, dans l’intérêt de la Société, le droit de préférence des actionnaires existants de la Société et, pour autant que de besoin, des détenteurs de droits de souscription (share options) de la Société, en faveur de chacun d’OrbiMed Royalty & Credit Opportunities IV, LP et OrbiMed Royalty & Credit Opportunities IV Offshore, LP., comme expliqué dans le rapport du conseil d’administration visé au point 5.(a) de l’ordre du jour.

(c) Dis-application of the preferential subscription right for the benefit of OrbiMed: The general shareholders’ meeting resolves, in accordance with articles 7:191 and 7:193 of the Belgian Companies and Associations Code, to dis-apply, in the interest of the Company, the preferential subscription right of the existing shareholders of the Company and, insofar as required, of the holders of subscription rights (share options) of the Company, for the benefit of each of OrbiMed Royalty & Credit Opportunities IV, LP and OrbiMed Royalty & Credit Opportunities IV Offshore, LP, as explained in the report of the board of directors referred to in item 5.(a) of the agenda.

(d) Augmentation de capital conditionnelle et émission de nouvelles actions : L’assemblée générale des actionnaires décide, sous réserve et dans la mesure de l’exercice des Warrants d’OrbiMed, d’augmenter le capital de la Société et d’émettre le nombre approprié de nouvelles actions pouvant être émises lors de l’exercice des Warrants d’OrbiMed. Sous réserve et conformément aux dispositions des Termes et Conditions des Warrants d’OrbiMed, lors de l’exercice des Warrants d’OrbiMed et de l’émission de nouvelles actions, le prix d’exercice agrégé des Warrants d’OrbiMed sera comptabilisé (le cas échéant, après conversion dans la devise du capital de la Société, sur la base du taux de change USD/EUR publié par la Banque centrale européenne, comme prévu à la section 4(b) des Termes et Conditions des Warrants d’OrbiMed) en tant que capital de la Société. Dans la mesure où le montant du prix d’exercice des Warrants d’OrbiMed, par action à émettre lors de l’exercice des Warrants d’OrbiMed, excède le pair comptable des actions de la Société existantes immédiatement avant l’émission des nouvelles actions concernées, une partie du prix d’exercice, par action à émettre lors de l’exercice des Warrants d’OrbiMed, égale à ce pair comptable sera comptabilisée en capital, le solde étant comptabilisé en prime d’émission. Suite à l’augmentation de capital et à l’émission de nouvelles actions, chaque action nouvelle et existante représentera la même fraction du capital de la Société.

(d) Conditional capital increase and issue of new shares: The general shareholders’ meeting resolves, subject to and in the case of the exercise of the OrbiMed Warrants, to increase the share capital of the Company and to issue the appropriate number of new shares that may be issued upon exercise of the OrbiMed Warrants. Subject to, and in accordance with, the respective provisions of the OrbiMed Warrants Terms and Conditions, upon exercise of the OrbiMed Warrants and the issuance of new shares, the aggregate amount of the exercise price of the OrbiMed Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank, as provided for in in section 4(b) of the OrbiMed Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the OrbiMed Warrants, per share to be issued upon exercise of the OrbiMed Warrants, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the OrbiMed Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	15/18

(e) Prime d’émission : Toute prime d’émission qui sera comptabilisée en rapport avec les Warrants d’OrbiMed (sur exercice des Warrants d’OrbiMed ou autrement) sera comptabilisée sur un compte indisponible au passif du bilan de la Société dans ses capitaux propres, et le compte sur lequel la prime d’émission sera comptabilisée constituera, au même titre que le capital de la Société, la garantie des tiers et, sauf possibilité de capitalisation de ces réserves, ne pourra être réduit ou supprimé que par une décision de l’assemblée générale des actionnaires statuant dans les conditions requises pour la modification des statuts de la Société.

(e) Issue premium: Any issue premium that will be booked in connection with the OrbiMed Warrants (whether as subscription price, upon exercise of the OrbiMed Warrants, or otherwise) will be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

(f) Procurations : Le conseil d’administration est autorisé à mettre en œuvre et à exécuter les résolutions adoptées par l’assemblée générale des actionnaires en rapport avec les Warrants d’OrbiMed, et à prendre toutes les mesures et à accomplir toutes les formalités qui seront requises en vertu des Termes et Conditions des Warrants d’OrbiMed, des statuts de la Société et des lois applicables afin d’émettre ou transférer les actions lors de l’exercice des Warrants d’OrbiMed. En outre, chaque administrateur de la Société, Joe Sollee et Ron Kalfus, chacun agissant individuellement et avec possibilité de subdélégation et pouvoir de subrogation, auront le pouvoir, lors de l’exercice des Warrants d’OrbiMed, (i) de procéder à la constatation (A) de l’augmentation de capital et de l’émission de nouvelles actions résultant de cet exercice, (B) de la comptabilisation en tant que capital et (le cas échéant) prime d’émission, et (C) de la modification des statuts de la Société afin de refléter le nouveau capital et nombre d’actions en circulation suite à l’exercice des Warrants d’OrbiMed, (ii) de signer et remettre, au nom de la Société, la documentation Euroclear, Computershare, Nasdaq, bancaire et/ou autre pertinente, le registre des actions et tous les autres documents nécessaires en relation avec l’émission et la délivrance des actions au bénéficiaire et l’admission de ces actions à la cotation et à la négociation, et (iii) faire tout ce qui peut être nécessaire ou utile (y compris, mais sans s’y limiter, la préparation et l’exécution de tous les documents et formulaires) pour l’admission des actions émises lors de l’exercice des Warrants d’OrbiMed à la négociation sur le Nasdaq (ou tout autre marché sur lequel les actions de la Société seront alors négociées à ce moment).

(f) Powers of attorney: The board of directors is authorised to implement and execute the resolutions adopted by the general shareholders’ meeting in connection with the OrbiMed Warrants, and to take all measures and carry out all formalities that will be required pursuant to the OrbiMed Warrants Terms and Conditions, the Company’s articles of association and all applicable laws in order to issue or transfer the shares upon exercise of the OrbiMed Warrants. In addition, each director of the Company, Joe Sollee and Ron Kalfus, each such person acting individually and with the possibility of sub-delegation and power of subrogation, shall have the power, upon exercise of the OrbiMed Warrants, (i) to proceed with the recording of (A) the capital increase and the issue of new shares resulting from such exercise, (B) the allocation as share capital and (if applicable) as issue premium, and (C) the amendment of the Company’s articles of association to reflect the new share capital and number of shares outstanding following the exercise of the OrbiMed Warrants (ii) to sign and deliver, on behalf of the Company, the relevant Euroclear, Computershare, Nasdaq and/or bank documentation, the share register and all other necessary documents in connection with the issuance and delivery of the shares to the beneficiary and the admission to listing and trading of such shares, and (iii) to do whatever may be necessary or useful (including, but not limited to, the preparation and execution of all documents and forms) for the admission of the shares issued upon exercise of the OrbiMed Warrants to trading on Nasdaq (or any other market on which the Company’s shares will then be traded).

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	16/18

► Instruction de vote:	► Voting instruction:
0 Pour / For	0 Contre / Against	1 Abstention

II. Si les assemblées générales ordinaire et/ou extraordinaire des actionnaires sont ajournées ou suspendues, le mandataire spécial aura les pouvoirs de représenter le soussigné aux assemblées générales des actionnaires qui seront tenues avec le même ordre du jour, le cas échéant (étant entendu que, par rapport aux points susmentionnés de l’ordre du jour de l’assemblée générale extraordinaire des actionnaires, les votes susmentionnés s’appliqueront en tout état de cause également à la deuxième assemblée générale extraordinaire des actionnaires qui serait convoquée avec un ordre du jour identique à celui de la première assemblée générale extraordinaire des actionnaires dans le cas où le quorum de présence légalement requis pour délibérer et voter valablement sur ces points de l’ordre du jour n’aurait pas été atteint lors de la première assemblée générale extraordinaire des actionnaires):	II. In case the aforementioned ordinary and/or extraordinary general shareholders’ meetings would be postponed or suspended, the special proxy holder shall have the power to represent the undersigned at the general shareholders’ meetings that would be held having the same agenda, as relevant (it being understood that, in relation to the aforementioned agenda items on the agenda of the extraordinary general shareholders’ meeting, the aforementioned votes will in any event also apply to the second extraordinary general shareholders’ meeting which would be convened with an agenda identical to the agenda of the first extraordinary general shareholders’ meeting in case the legally required attendance quorum to validly deliberate and resolve on such agenda items would not be reached during the first extraordinary general shareholders’ meeting):

☐ oui	☐ yes
☐ non	☐ no

Veuillez remplir la case appropriée. Une absence d’instruction ou si, pour quelque raison, il y a une absence de clarté à propos de l’instruction donnée, le soussigné sera supposé avoir choisi “oui”. Veuillez noter qu’aux fins de s’appliquer à telle assemblée subséquente, les titulaires de titres doivent s’enregistrer à nouveau pour cette assemblée.	Please tick the appropriate box. In the absence of an instruction, or if, for whatever reason, there is a lack of clarity with regard to the instruction given, the undersigned shall be deemed to have selected “yes”. Please note that in order to apply for such subsequent meeting, holders of securities must again register for such meeting.

Si, pendant les assemblées, il y a des modifications à une proposition de résolution ou une nouvelle proposition de résolution:[1]	In case of amendments during the meetings to a proposed resolution or a new proposed resolution:[1]

☐ le mandataire spécial votera pour la résolution modifiée ou nouvelle	☐ the proxy holder shall vote for the amended or new resolution
☐ le mandataire spécial votera contre la résolution modifiée ou nouvelle	☐ the proxy holder shall vote against the amended or new resolution
☐ le mandataire spécial s’abstiendra de voter sur la résolution modifiée ou nouvelle	☐ the proxy holder shall abstain from the vote on the amended or new resolution
☐ le mandataire spécial votera sur la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société	☐ the proxy holder shall vote on the amended or new resolution in the manner supported or recommended by the board of directors of the Company

[1] Veuillez cocher tel qu’approprié. Une absence d’instruction sera interprétée comme une instruction de voter pour la résolution modifiée ou nouvelle selon la manière supportée ou recommandée par le conseil d’administration de la Société.	[1] Please complete as appropriate. An absence of instruction shall be tantamount to an instruction to vote for the amended or new resolution as will be supported or recommended by the board of directors of the Company.

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	17/18

III. Le mandataire spécial est autorisé, au nom et pour le compte du soussigné, à signer toutes listes de présence et procès-verbaux, à participer à toutes les délibérations, à prendre part au vote sur toutes les décisions ou sujets pouvant, conformément à cet ordre du jour, être soumis à l’assemblée.	III. The special proxy holder has the power to, in the name of and on behalf of the undersigned, sign all attendance lists and minutes, participate in all deliberations, vote with respect to all decisions or items that can, pursuant to this agenda, be presented to said meetings.

IV. Le mandataire spécial est autorisé, en général, à faire tout ce qui semble nécessaire et/ou utile pour exercer cette procuration.

Le/la soussigné(e) ratifie et approuve par la présente tous les actes accomplis par le mandataire spécial susmentionné. Le mandataire spécial votera pour le compte du/de la soussigné(s) conformément aux instructions spécifiques données ci-dessus.

La présente procuration vaut également notification conformément aux formalités décrites dans l’invitation aux assemblées générales ordinaire et extraordinaire des actionnaires de la Société à tenir le jeudi 30 mai 2024, à condition qu’elle soit dûment complétée par le soussigné et reçue par la Société au plus tard à la Date limite de Notification.

Le soussigné confirme que la traduction anglaise de la présente procuration n’est qu’une traduction libre en anglais et à titre informatif uniquement, et que la version française prévaut sur la version anglaise.

IV. In general, the special proxy holder has the power to do all that appears necessary and/or useful for the exercise of this proxy.

The undersigned hereby ratifies and approves all acts carried out by the aforementioned proxy holder. The special proxy holder will vote on behalf of the undersigned in accordance with the specific instructions given above.

The present proxy shall also serve as notification in accordance with the formalities described in the notice convening the ordinary and extraordinary general shareholders’ meetings of the Company to be held on Thursday 30 May 2024, provided it is duly completed by the undersigned and received by the Company at the latest on the Notification Deadline.

The undersigned confirms that the English translation of the present proxy is a free English translation and for information purposes only, and that the French version shall prevail over the English version.

BON POUR PROCURATION	GOOD FOR PROXY

_______________________________2024

(date)

_______________________________________

(nom / name)

_______________________________________

(signature)

Assemblée Générale Ordinaire et Extraordinaire des Actionnaires de MDxHealth SA - Procuration
Ordinary and Extraordinary General Shareholders’ Meetings of MDxHealth SA - Proxy	18/18